ASM International N.V. Announces Proposed $125 Million Convertible Subordinated Notes Offering

Bilthoven, the Netherlands, December 1, 2004 — ASM International (Nasdaq: ASMI; Euronext Amsterdam: ASM) announced today that it proposes to offer a new issue of US$125 million principal amount of Convertible Subordinated Notes due 2011.

ASM International has granted the initial purchasers an option to purchase up to an additional $25 million principal amount of notes. ASM International intends to use the net proceeds from the sale of the notes to repay its US$ 115.0 million outstanding principal amount of 5% Convertible Subordinated Notes due November 2005, either by purchase in the market or at maturity to the extent such notes have not previously been converted or purchased, and for other general corporate purposes.

The notes will be convertible into ASM International common shares at a price to be determined. Initially, cash will be delivered in lieu of a portion of the shares to be delivered upon conversion in an amount equal to the principal amount of the notes converted (or, if less, the conversion value). Upon receipt by ASM International of shareholder approval to issue additional common shares, only common shares will be delivered upon conversion of the notes. Prior to the time of shareholder approval, the maximum number of common shares issueable upon conversion of each US$1,000 principal amount of notes in excess of the cash portion will be 34 or, if the initial purchasers’ over-allotment option is fully exercised, 28.

The notes have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws, and unless so registered, may not be offered or sold in the United States, except pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, as amended, and applicable state securities laws. The notes may only be offered or sold to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the notes. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended, and pursuant to and in accordance with the Exemption Regulation pursuant to the Netherlands Act for the Supervision of Securities Trading, as amended.

041201 Convertible launch

Contact:
Robert L. de Bakker
+31 30 2298540
Bilthoven, the Netherlands
robert.de.bakker@asm.com

Mary Jo Dieckhaus
+1 212-986-2900
New York City
maryjo.dieckhaus@asm.com

This press release was issued by ASM International N.V.